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                       1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                      Form 40-F
                      -------                             -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes                                  No    X
                  -------                             -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ________________.)


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(TSMC LOGO)


       TSMC BOARD OF DIRECTORS APPROVES OFFERING OF TSMC ADSs BY PHILIPS,
        EXECUTIVE YUAN DEVELOPMENT FUND, AND CERTAIN OTHER SHAREHOLDERS


HSINCHU, TAIWAN, R.O.C. - MAY 10, 2005 - The Board of Directors of TSMC today approved sponsoring an offering of TSMC American Depositary Shares ("ADSs") by Koninklijke Philips Electronics N.V. ("Philips"), the Development Fund of the Executive Yuan ("DF"), and certain other shareholders. The maximum total offering size will be 210 million ADSs, with each ADS representing five TSMC common shares. Both Philips and DF have agreed not to sell any more TSMC shares at least until the end of 2006 either in the Taiwan or international markets.

The respective amount to be sold by each selling shareholders will be disclosed at the time of the filings to the Taiwan Securities and Futures Bureau and the United States Securities and Exchange Commission. The planned offering is subject to all necessary regulatory approvals and filings in Taiwan and the United States and is expected to be completed within 2005.

Based on communication between TSMC and its two major shareholders, Philips and DF, any sale of TSMC shares by the two major shareholders will take place only in a gradual and orderly fashion. Philips intends to remain as TSMC's strategic partner and its largest shareholder.

Ms. Lora Ho, TSMC vice president, chief financial officer, and spokesperson noted that, "TSMC always undertakes thorough discussions with its major shareholders regarding any potential plans to sell TSMC's shares. TSMC's management, acting as the gate-keeper, closely coordinates with such shareholders under the guidelines that interests of all TSMC shareholders are being protected, and that the market appetite based on professional opinions is sufficient to support such a sell-down. TSMC carefully reviews such proposals in terms of the quantity and timing to minimize the possible impact to the market."

Currently, Philips holds approximately 19.0 percent of TSMC shares; DF holds 7.4 percent of TSMC shares.


                                      # # #


THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY TSMC'S SECURITIES IN THE UNITED STATES OR ELSEWHERE. TSMC'S SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1933 OR AN EXEMPTION

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(TSMC LOGO)


FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM TSMC OR THE SELLING SHAREHOLDERS AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT TSMC AND MANAGEMENT AS WELL AS FINANCIAL STATEMENTS.
TSMC INTENDS TO FILE A REGISTRATION STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN RELATION OF THE OFFERING BY ITS SELLING SHAREHOLDERS.


TSMC SPOKESPERSON:
------------------

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602


TSMC ACTING SPOKESPERSON:
-------------------------

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com


FOR FURTHER INFORMATION, PLEASE CONTACT:
----------------------------------------

Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: May 10, 2005               By  /s/ Lora Ho
                                   ----------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer